American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

Via EDGAR and Fed-Ex

June 20, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Shannon Sobotka, Staff Accountant
Kristi Marrone

Re:    American Assets Trust, Inc.
Form 10-K
Filed February 16, 2018
Form 8-K
Filed May 1, 2018
File No. 001-35030

Dear Ms. Sobotka and Ms. Marrone:

The purpose of this letter is to respond to the comments of the staff of Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the “Commission”), received by email on June 14, 2018 (the “Comment Letter”), with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed February 16, 2018 and Form 8-K filed May 1, 2018. For ease of review, the text of the Staff's comments is set forth below in bold followed by the Company's response.

Form 8-K filed May 1, 2018

Exhibit 99.1

1.
We note that you present Same-Store Net Operating Income on a “GAAP” basis on page 3. Net operating income is not a GAAP measure and should not be labeled as such. To the extent that this measure is presented in future filings, please include a reconciliation to the most directly comparable GAAP measure. Provide us with your proposed disclosure. Please note that this comment is applicable to all non-GAAP measures presented in Exhibits 99.1 and 99.2 that include “GAAP Basis” in their name.

Response: In response to the Staff's comments, the Company advises the Staff that in future earnings releases, furnished as Exhibit 99.1 to Form 8-K, the Company will remove the metrics reported on page 3 as Same-Store Net Operating Income on a "GAAP" basis. The Company will continue to report Same-Store Net Operating Income on a "Cash" basis in future earnings releases, as the Company believes this metric provides useful information to investors regarding the Company's financial condition and results of operations. The Company acknowledges that Same-Store Net Operating Income on a "Cash" basis is a non-GAAP measure and respectfully directs the Staff to the Company's Reconciliation of Same-Store Cash NOI to Net Income and Use of Non-GAAP Information disclosures on pages 7 and 8 of Exhibit 99.1.

June 20, 2018

Additionally, the Company advises the Staff that, on a going forward basis, the Company will remove the word “GAAP” from all non-GAAP measures presented in Exhibits 99.1 and 99.2 that include “GAAP Basis” in their name.

Exhibit 99.2

Same-Store Portfolio NOI Comparison with Redevelopment, page 11

2.
To the extent that you present the same-store portfolio NOI comparison with redevelopment in future filings, please include a presentation of the most directly comparable GAAP measure and a reconciliation to that measure. Provide us with your proposed disclosure.

Response: In response to the Staff’s comments, the Company advises the Staff that in future supplemental information, furnished as Exhibit 99.2 to Form 8-K, the Company's presentation of same-store portfolio NOI comparison with redevelopment will include a presentation of the most directly comparable GAAP measure and a reconciliation to that measure. Specifically and by way of example, the Company proposes to add a reconciliation of same-store portfolio NOI comparison with redevelopment to net (loss) income in the Appendix/Glossary of Terms to the Company's supplemental information as shown below using the Company's 2018 first quarter results previously disclosed on the Company's Form 8-K filed May 1, 2018.

Same-Store Portfolio NOI Comparison with Redevelopment: As noted below in the definition of Same-Store Portfolio, Non-Same Store Portfolio and Redevelopment Same-Store, information provided on a redevelopment same-store basis includes the results of properties undergoing significant redevelopment for the entirety or portion of both periods being compared. Redevelopment same-store is considered by management to be an important measure because it assists in eliminating disparities due to the redevelopment of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's stabilized and redevelopment properties, as applicable. Additionally, redevelopment same-store is considered by management to be an important measure because it assists in evaluating the timing of the start and stabilization of our redevelopment opportunities and the impact that these redevelopments have in enhancing our operating performance. We present Same-Store Portfolio NOI Comparison with Redevelopment using cash NOI to evaluate and compare the operating performance of the company's properties, as defined above. A reconciliation of Same-Store Portfolio NOI Comparison with Redevelopment on a cash basis to net (loss) income is presented below:

RECONCILIATION OF SAME-STORE PORTFOLIO NOI WITH REDEVELOPMENT TO NET (LOSS) INCOME
(In thousands)
	Three Months Ended March 31,
	2018	2017
Same-Store Portfolio Cash NOI (1)	$44,598	$41,674
Same-Store Portfolio Cash NOI - Redevelopment property (2)	3,718	3,685
Total Same-Store Portfolio Cash NOI, with Redevelopment	$48,316	$45,359
Non-Same Store Cash NOI	3,188	(18)
Total Cash NOI	$51,504	$45,341
Non-cash revenue and other operating expenses (3)	262	1,056
General and administrative	(5,567)	(5,082)
Depreciation and amortization	(33,279)	(17,986)
Operating income	$12,920	$23,329
Interest expense	(13,820)	(13,331)
Other income, net	209	310
Net (loss) income	$(691)	$10,308

June 20, 2018

(1)
Same-store portfolio includes the Forever 21 building at Del Monte Center which we acquired on September 1, 2017 after previously owning the underlying land. Same-store portfolio excludes (i) the Pacific Ridge Apartments, which was acquired on April 28, 2017; (ii) Gateway Marketplace, which was acquired on July 6 2017; (iii) Waikele Center, due to significant redevelopment activity; and (iv) land held for development.

(2)	Redevelopment property refers to Waikele Center.

(3)
Represents adjustments related to the straight-line rent income recognized during the period offset by cash received during the period and the provision for bad debts recorded for deferred rent receivable balances; the amortization of above (below) market rents, the amortization of lease incentives paid to tenants, the amortization of other lease intangibles, lease termination fees at City Center Bellevue, and straight-line rent expense for our leases of the Annex at The Landmark at One Market and retail space at Waikiki Beach Walk - Retail.

Property Revenue and Operating Expenses, page 14

3.
We note that you have made adjustments to property level revenue and operating expenses disclosed on pages 14 and 15 and it appears that these measures are now non-GAAP. Please provide a reconciliation to the most directly comparable GAAP measure for each of the non-GAAP measures presented. Provide us with your proposed disclosure.

Response: In response to the Staff’s comments, the Company advises the Staff that in future supplemental information, furnished as Exhibit 99.2 to Form 8-K, the Company's presentation of property level revenue and operating expenses will be revised to reflect property cash net operating income, which we acknowledge is a non-GAAP measure, but that any such future public disclosure will also include a presentation of the most directly comparable GAAP measure and a reconciliation to that measure as discussed below. Specifically and by way of example, the Company's revised presentation is shown below using the Company's 2018 first quarter results previously disclosed on the Company's Form 8-K filed May 1, 2018. The revised presentation below is summarized by portfolio and will be expanded by property in the Company's future filings.

PROPERTY CASH NET OPERATING INCOME
(In thousands)

	Three Months Ended March 31, 2018
		Additional		Property
		Property	Billed Expense	Operating	Rental	Total Cash
Portfolio	Base Rent (1)	Income (2)	Reimbursements (3)	Expenses (4)	Adjustments (5)	NOI (6)
Retail	$19,718	$699	$5,804	$(7,041)	$(22)	$19,158
Office	$24,431	$1,872	$1,548	$(7,865)	$(903)	$19,083
Multifamily	$11,730	$937	$—	$(4,995)	$(319)	$7,353
Mixed-Use	$12,455	$1,784	$989	$(9,153)	$—	$6,075
Development	$286	$(296)	$65	$(220)	$—	$(165)
TOTAL	$68,620	$4,996	$8,406	$(29,274)	$(1,244)	$51,504

Cash net operating income is a non-GAAP supplemental earnings measure which the company considers meaningful in measuring its operating performance. A reconciliation of cash net operating income to net (loss) income is attached to this press release.

Footnotes:

(1)
Base rent for our retail and office portfolio and the retail portion of our mixed-use portfolio represents base rent for the three months ended March 31, 2018 (before abatements) and excludes the impact of straight-line rent and above (below) market rent adjustments. Total abatements for our retail and office portfolio were approximately $22 and $903, respectively, for the three months ended March 31, 2018. There were no abatements for the retail portion of our mixed-use portfolio for the three months ended March 31, 2018. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses. Multifamily portfolio base rent represents base rent (including parking, before abatements) less vacancy allowance and employee rent credits and includes additional rents (additional rents include insufficient notice penalties, month-to-month charges and pet rent). There were $319 of abatements for our multifamily portfolio for the three months ended March 31, 2018. For Waikiki Beach Walk - Embassy SuitesTM, base rent is equal to the actual room revenue for the three months ended March 31, 2018.

(2)
Represents additional property-related income for the three months ended March 31, 2018, which includes: (i) percentage rent, (ii) other rent (such as storage rent, license fees and association fees) and (iii) other property income (such as late fees, default fees, lease termination fees, parking revenue, the reimbursement of general excise taxes, laundry income and food and beverage sales).

(3)	Represents billed tenant expense reimbursements for the three months ended March 31, 2018.

(4)
Represents property operating expenses for the three months ended March 31, 2018. Property operating expenses includes all rental expenses, except non- cash rent expense and the provision for bad debt recorded for deferred rent receivables.

June 20, 2018

(5)
Represents various rental adjustments related to base rent (abatements, tenant reimbursements for real estate taxes, insurance, common area or other operating expenses, vacancy allowance, employee rent credits, insufficient notice penalties, month-to-month charges and pet rent); additional property income; and property operating expenses (non-cash rent expense and the provision for bad debt recorded for deferred rent receivables).

(6)	See Glossary of Terms.

Again, by way of example, the Company will also include a Reconciliation of Total Property Cash Net Operating Income to Net (Loss) Income, which will be found in the appendix to the Company's supplemental information and is shown below using the Company's 2018 first quarter results disclosed on the Company's Form 8-K filed May 1, 2018.

Cash NOI: We define cash NOI as operating revenues (rental income, tenant reimbursements, lease termination fees, ground lease rental income and other property income) less property and related expenses (property expenses, ground lease expense, property marketing costs, real estate taxes and insurance), adjusted for non-cash revenue and operating expense items such as straight-line rent, amortization of lease intangibles, amortization of lease incentives and other adjustments. Cash NOI also excludes general and administrative expenses, depreciation and amortization, interest expense, other non-property income and losses, acquisition-related expense, gains and losses from property dispositions, extraordinary items, tenant improvements, and leasing commissions. Other REITs may use different methodologies for calculating cash NOI, and accordingly, our cash NOI may not be comparable to the cash NOIs of other REITs. We believe cash NOI provides useful information to investors regarding the company's financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the company's properties as this measure is not affected by (1) the non-cash revenue and expense recognition items, (2) the cost of funds of the property owner, (3) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP or (4) general and administrative expenses and other gains and losses that are specific to the property owner. We believe the exclusion of these items from net (loss) income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the company's properties as well as trends in occupancy rates, rental rates and operating costs. Cash NOI is a measure of the operating performance of the company's properties but does not measure the company's performance as a whole. Cash NOI is therefore not a substitute for net (loss) income as computed in accordance with GAAP. A Reconciliation of Total Property Cash NOI to Net (Loss) Income is presented below:

RECONCILIATION OF TOTAL PROPERTY CASH NOI TO NET (LOSS) INCOME
(In thousands)
	Three Months Ended March 31,
	2018	2017
Total Cash NOI	$51,504	$45,341
Non-cash revenue and other operating expenses (1)	262	1,056
General and administrative	(5,567)	(5,082)
Depreciation and amortization	(33,279)	(17,986)
Operating income	$12,920	$23,329
Interest expense	(13,820)	(13,331)
Other income, net	209	310
Net (loss) income	$(691)	$10,308

(1)
Represents adjustments related to the straight-line rent income recognized during the period offset by cash received during the period and the provision for bad debts recorded for deferred rent receivable balances; the amortization of above (below) market rents, the amortization of lease incentives paid to tenants, the amortization of other lease intangibles, lease termination fees at City Center Bellevue, and straight-line rent expense for our leases of the Annex at The Landmark at One Market and retail space at Waikiki Beach Walk - Retail.

June 20, 2018

Market Capitalization, page 18

4.
We note that you present “Total assets, gross” and use this measure to calculate certain debt ratios. Since depreciation has been excluded from your asset base, “Total assets, gross” is a non-GAAP measure. Please revise your disclosure to include a reconciliation to the most directly comparable GAAP measure. Provide us with your proposed disclosure and tell us why you believe a measure calculated based on undepreciated real estate assets provides useful information to your investors.

Response: In response to the Staff’s comments, the Company advises the Staff that in future supplemental information, furnished as Exhibit 99.2 to Form 8-K, the Company will remove the presentation of "Total assets, gross" and certain debt ratios that utilize "Total assets, gross" from its supplemental information.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,
/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer